United States securities and exchange commission logo





                              December 15, 2020

       Jeffrey Puritt
       Chief Executive Officer
       TELUS International (Cda) Inc.
       Floor 7, 510 West Georgia Street
       Vancouver, BC V6B 0M3

                                                        Re: TELUS International
(Cda) Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
1, 2020
                                                            CIK No. 0001825155

       Dear Mr. Puritt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 29, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Industry and Market Data, page 63

   1. Disclosure states that the Everest Group Report is not intended to be, and must not be, taken as the basis for
an investment decision and it may not be used or relied upon in evaluating the merits
of any investment, or in taking or not taking any action. Please note that you are
responsible for all of the disclosure in this registration statement and should not include language
that can be interpreted as a disclaimer of information you have chosen to include.
Please revise.
 Jeffrey Puritt
FirstName  LastNameJeffrey  Puritt
TELUS International  (Cda) Inc.
Comapany15,
December    NameTELUS
               2020      International (Cda) Inc.
December
Page  2    15, 2020 Page 2
FirstName LastName
Capitalization, page 66

2. Please revise to exclude cash and cash equivalents from the calculation of the total capitalization line item. Similarly, remove such reference in footnote
(3). Refer to Item
         3.B of Form 20-F.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page
74

3. Please explain further adjustment 4(a) and specifically address why you are reversing $23 million of transaction expenses that were recorded in 2020 and including such expenses in
         2019. Also, revise to disclose any items that will not recur in income beyond 12 months after the acquisition. Refer to Article 11-02(a)(11)(i) of Regulation S-X.
Telus International Financial Statements for the Nine Months Ended September 30, 2020
Note 16. Share Capital, page F-32

4. We note your response to prior comment 19. Please explain further your reliance on a
         September 2019 valuation for the January 29, 2020 share issuances to related parties. Tell us whether you adjusted the September valuation to factor in any updated fourth quarter financial information or events within the company and the impact of the pending
         CCC acquisition. If you did not update the September valuation for your related-
         party issuances, please explain why. Also, tell us how you considered the valuation for the January 31, 2020 sale of Class E common stock in valuing the sale of shares to Telus
         Corp and Baring Private Equity. In this regard, you state that such shares were valued based on arm's length negotiations. Refer to IFRS 13.39.
Telus International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019
Note 15. Provisions, page F-84

5. We note that as a result of changes in the estimates underlying the provision for the written put option with Xavient, you recorded a $10 million reversal to such provision.
         Please tell us how you determined the amount of such reversal and revise your disclosures to include a discussion of the major assumptions made and methodologies used in accounting for the put options. In your response, please tell us how you considered any negotiations to settle the put option and the ultimate settlement in April 2020 in your analysis and clarify for us the timing of such discussions. Lastly, please explain your classification of the reserve reversals with total operating revenue in your consolidated statements of income and other comprehensive income and the specific guidance you relied upon.
 Jeffrey Puritt
FirstName  LastNameJeffrey  Puritt
TELUS International  (Cda) Inc.
Comapany15,
December    NameTELUS
               2020      International (Cda) Inc.
December
Page  3    15, 2020 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Lona Nallengara, Esq.